Filed by Alithya Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Edgewater Technology, Inc. (Commission File No. 000-20971)
March 29, 2018

Alithya and Edgewater Technology: a new leader is born

Last March 15th, we announced an agreement with Edgewater Technology, Inc. (“Edgewater”), a

Delaware corporation listed on NASDAQ (EDGW) with annual revenues above US$100M. Once closed, this transaction will result in the creation of a North American digital technology transformation leader with over 2,000 professionals.

March 15, 2018 was a great day in Alithya’s history.

The agreement between Alithya and Edgewater announced last week is a big step for our company. Not only will we be able to count on 400 additional ERP experts once the transaction is completed, we will also make a grand entrance on the public markets, on NASDAQ and the TSX.

The new entity that will result from the combination of Alithya and Edgewater will be known as

Alithya Group Inc. and the head office will be in Quebec. Alithya’s current shareholders will own 58% of the new entity’s shares, and Edgewater’s will own 42%.

While Paul Raymond will be President and CEO, Claude Rousseau will lead Edgewater’s operations, in close collaboration with Russell Smith. Mathieu Lupien, our current CFO, will be the chief financial officer of the new entity, and Pierre Turcotte, current Chairman of Alithya’s Board, will become Chairman of the new Board.

Edgewater is the perfect partner for this new phase of our US expansion

Like Alithya, Edgewater has been operating for 25 years. It offers specialized services in ERP systems (Oracle and Microsoft), mainly in the financial, manufacturing and health sectors. Edgewater employs approximately 400 people and operates seven offices, the largest of which are in the Boston, Atlanta and Chicago areas. Its annual sales are more than US $110 million (approximately $143 million Canadian).

Edgewater offers a unique selection of business and technology services as well as specialized product-based solutions:

•	Classic consulting disciplines (business advisory, process improvement and organizational change management)

•	Technical services (digital transformation, data and analysis services, custom development and systems integration).

In addition:

•	The company provides both on-premise and Cloud services.

•	Edgewater Ranzal, an Oracle Platinum Consulting Partner, provides Business Analytics solutions leveraging Oracle’s EPM (Hyperion), BI, and Big Data technologies.

•	Edgewater Fullscope delivers innovative Microsoft ERP, CRM and BI solutions.

•	It is one of Microsoft Dynamics 365’s (formerly Dynamics AX and CRM) largest partners.

The transaction will only close in the summer

Once the parties have agreed on the parameters of a transaction and reached a definitive agreement, then the work of executing the transaction begins. In our case, this will involve obtaining authorizations and approvals from the Securities and Exchange Commission (SEC), NASDAQ, and the TSX. The shareholders of both companies will also have to express their views on the transaction. Each of the two companies will therefore hold a general meeting at which their respective shareholders will vote on the arrangement, which must be approved by the Superior Court of Quebec. Once these steps are completed, the parties will be able to close the transaction, scheduled for the third calendar quarter of 2018.

In the meantime, both companies will continue to operate under their current names. Once all the steps mentioned above have been completed, we will become one single organization.

We will go public with great fanfare on both NASDAQ and the TSX

Edgewater has been listed on NASDAQ for several years. NASDAQ is a US stock exchange with a large proportion of stocks from the technology sector. It is the second largest stock market in the United States after the New York Stock Exchange (NYSE). Of the more than 3,000 companies listed on NASDAQ, very few are headquartered in Quebec.

The closing of the transaction will result in Edgewater’s NASDAQ listing being replaced with that of the new company, Alithya Group Inc., as well as it being newly listed on the TSX in Toronto.

The stock purchase plan offered to employees will remain in effect until the closing of the transaction, and the membership and deductions at source will continue. However, Alithya will not be able to issue shares with the exception of the 25th anniversary shares to eligible employees until the transaction closes as scheduled in the third quarter of 2018. Amounts accumulated under the current Alithya plan will be transferred to the new plan.

Being public, “it does not change the world, however ....”

The transition from private to public company will not have much impact on the daily lives of the majority of employees. On the other hand, the financial results of the company will be published every quarter and the general public will have more visibility on our performance. One of the important benefits for employees will be the opportunity to invest and trade in the company’s shares at their convenience. At the corporate level, the biggest benefit will be access to capital markets to support our growth plan.

It is also important to note that by becoming a public company, we will be under greater media scrutiny and our actions will be monitored. Although this applies primarily to our corporate actions, we must all be aware, as employees, of our responsibility to our brand, and therefore, always act in a professional manner.

Important Information for Shareholders and Other Investors

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval. The proposed transaction will be submitted to the shareholders of each of Alithya Group Inc. (“Alithya”) and Edgewater Technology, Inc. (“Edgewater”) for their consideration. The combined company (“New Alithya”) will also prepare and file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 regarding the proposed transaction, which will include a prospectus/proxy statement for Edgewater’s shareholders jointly prepared by Alithya and Edgewater. Alithya plans to mail its shareholders a management proxy circular in connection with the proposed transaction. Alithya, Edgewater and New Alithya may also file other documents with the SEC from time to time.

INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROSPECTUS/PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Shareholders and securityholders may obtain free copies of the prospectus/proxy statement and other documents containing important information about New Alithya, Alithya and Edgewater once such documents are filed with the SEC through the website maintained by the SEC atwww.sec.gov. Copies of the documents filed with the SEC by Edgewater will be available free of charge on Edgewater’s website atwww.edgewater.com under the tab “Investor Relations” and then through the link titled “SEC Filings” or by contacting Edgewater by e-mail atir@edgewater.com, or by phone at (781) 246-3343.

Participants in the Solicitation

Alithya, Edgewater and New Alithya and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Edgewater in connection with the proposed transaction. Information about the directors and executive officers of Edgewater is set forth in the proxy statement on Schedule 14A for Edgewater’s 2017 annual meeting of shareholders, which was filed with the SEC on April 25, 2017. That document can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements which are protected as forward-looking statements under the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Alithya’s and Edgewater’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursuant,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this communication that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, the tax treatment of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction, the combined company’s plans and objectives, future opportunities for the combined company and services, future financial performance and operating results, and any other statements regarding Alithya’s and Edgewater’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond Alithya’s or Edgewater’s control, which could cause actual results to differ materially from the results expressed or implied by the statements.

These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Alithya’s or Edgewater’s shareholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory or court approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Alithya and Edgewater; the effects of the business combination on Alithya and Edgewater following the consummation of the proposed transaction, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships involving either or both Alithya and Edgewater resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of the combined companies to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; global economic conditions; difficulty in integrating acquisitions; weather; loss of, or reduction in business with, key customers; legal proceedings; ability to effectively identify and enter new markets; governmental regulation; and ability to retain management and field personnel.

Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Edgewater’s SEC filings. Edgewater’s filings may be obtained by contacting Edgewater or the SEC or through the Edgewater’s web site at ir@edgewater.com or through the SEC’s Electronic Data Gathering and Analysis Retrieval System (EDGAR) athttp://www.sec.gov.

The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the prospectus/proxy statement that will be included in the Registration Statement on Form F-4 that will be filed with the SEC in connection with the proposed transaction. Each of Alithya and Edgewater does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.